SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

(Final Amendment)

Dole plc

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

G27907107

(CUSIP Number)

August 18, 2023†

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

†	August 18, 2023 is the date the reporting persons ceased to be the beneficial owners of more than five percent of the class of securities.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G27907107

1.	Names of Reporting Persons Bruce C. Taylor
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,179,626(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,179,626(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,179,626(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.4%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 3,642,272 shares held by Taylor Fresh Foods, Inc.; (ii) 300,000 shares held by Taylor Family Investments, LLC; and (iii) 237,354 shares held by the Bruce & Linda Taylor Family Trust (the “Trust”). Bruce C. Taylor and Linda R. Taylor are co-trustees of the Trust, as a result of which they have shared voting and dispositive power with respect to the shares held by the Trust.

(2)

Calculated based on 94,899,000 shares of the Issuer’s Common Stock outstanding as of June 30, 2023, as disclosed in Exhibit 99.1 to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 17, 2023.

CUSIP No. G27907107

1.	Names of Reporting Persons Taylor Fresh Foods, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,642,272
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,642,272

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,642,272
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.8%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based on 94,899,000 shares of the Issuer’s Common Stock outstanding as of June 30, 2023, as disclosed in Exhibit 99.1 to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 17, 2023.

CUSIP No. G27907107

1.	Names of Reporting Persons Taylor Family Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 300,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 300,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 94,899,000 shares of the Issuer’s Common Stock outstanding as of June 30, 2023, as disclosed in Exhibit 99.1 to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 17, 2023.

CUSIP No. G27907107

1.	Names of Reporting Persons Linda R. Taylor
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 237,354(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 237,354(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 237,354(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 237,354 shares held by the Trust. Bruce C. Taylor and Linda R. Taylor are co-trustees of the Trust, as a result of which they have shared voting and dispositive power with respect to the shares held by the Trust.

(2)

Calculated based on 94,899,000 shares of the Issuer’s Common Stock outstanding as of June 30, 2023, as disclosed in Exhibit 99.1 to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 17, 2023.

Item 1.

(a) Name of Issuer:

Dole plc

(b) Address of Issuer’s Principal Executive Offices:

29 North Anne Street, Dublin 7, D07 PH36, Ireland

Item 2.

(a) Name of Person Filing:

(A)	Bruce C. Taylor

(B)	Taylor Fresh Foods, Inc.

(C)	Taylor Family Investments, LLC

(D)	Linda R. Taylor

(b) Address of Principal Business Office or, if none, Residence:

(A)	150 Main Street, Suite 400, Salinas, CA 93901

(B)	150 Main Street, Suite 400, Salinas, CA 93901

(C)	150 Main Street, Suite 400, Salinas, CA 93901

(D)	150 Main Street, Suite 400, Salinas, CA 93901

(c) Citizenship:

(A)	United States

(B)	Delaware

(C)	Nevada

(D)	United States

(d) Title of Class of Securities:

Ordinary Shares, $0.01 par value per share

(e) CUSIP No.:

G27907107

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: See responses to Item 9 on the attached cover page.

(b)	Percent of class: See responses to Item 11 on the attached cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See responses to Item 5 on the attached cover page.

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on the attached cover page.

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on the attached cover page.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on the attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2023

By:	/s/ Bruce C. Taylor
Name:	Bruce C. Taylor

TAYLOR FRESH FOODS, INC.

By:	/s/ Bruce C. Taylor
Name:	Bruce C. Taylor
Title:	Authorized Signatory

TAYLOR FAMILY INVESTMENTS, LLC

By:	/s/ Bruce C. Taylor
Name:	Bruce C. Taylor
Title:	Authorized Signatory

By:	/s/ Linda R. Taylor
Name:	Linda R. Taylor